UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Stagwell Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

552697104
(CUSIP Number)

David S. Thomas, Esq. Goldman Sachs & Co. LLC 200 West Street New York, NY 10282 (212) 902-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

November 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,961,679.33 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,961,679.33 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,961,679.33 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.51% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 12,933.33 Class A Shares of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,961,679.33 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,961,679.33 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,961,679.33 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.51% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

*
Reflects (i) 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 12,933.33 Class A Shares of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,948,746 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,948,746 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,948,746 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.50% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,948,746 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,948,746 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,948,746 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.50% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,948,746 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,948,746 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,948,746 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.50% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,948,746 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,948,746 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,948,746 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.50% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 20,948,746 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) delivered upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer. The Series 8 Preferred Shares converted pursuant to the Series 8 Conversion as described herein.

**
The calculation is based on the 113,198,517 Class A Shares of the Issuer outstanding on November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017, Amendment No. 2 filed by the Reporting Persons on March 14, 2019, Amendment No. 3 filed by the Reporting Persons on December 23, 2020,  Amendment No. 4 filed by the Reporting Persons on April 21, 2021, Amendment No. 5 filed by the Reporting Persons on July 13, 2021, and Amendment No. 6 filed by the Reporting Persons on August 4, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 7 is being filed to make updates and amendments to the Original Schedule 13D as follows:

Item 2.  Identity and Background.

This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.

Item 4.  Purpose of Transaction.

This Amendment amends Item 4 of the Original Schedule 13D by adding the paragraphs set forth below as the second to last paragraph of Item 4 of the Original Schedule 13D:

“Preferred Stock Conversion

On September 23, 2021, the Company issued a notice of conversion (the “Conversion Notice”) with respect to the outstanding shares of Series 8 Preferred Shares, pursuant to Section 6(c) of the Certificate of Designation of the Series 8 Preferred Shares (“Series 8 COD”). The Conversion Notice provided that pursuant to the terms of the Series 8 COD, the 73,849 Series 8 Preferred Shares held by the Reporting Persons would be converted into 20,948,746 shares of Class A Common Stock, in the aggregate (the “Series 8 Conversion”). On November 8, 2021, following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and in accordance with Section 6(c) of the Series 8 COD, the Issuer consummated the Series 8 Conversion and the 73,849 shares of Series 8 Convertible Preferred Stock held directly by the Reporting Persons were converted into 20,948,746 shares of Class A Common Stock, in the aggregate.”

 Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following disclosure assumes there are 113,198,517 Class A Shares of the Issuer outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q, filed on November 9, 2021, which number is inclusive of the 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein.

As of November 8, 2021, GS Group and Goldman Sachs may be deemed to share beneficial ownership of (i) 20,948,746 Class A Shares of the Issuer delivered upon conversion of the Series 8 Preferred Shares reported herein and (ii) 12,933.33 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 18.51% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of November 8, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 20,948,746 Class A Shares, consisting of (i) 17,420,458 Class A Shares (delivered to BSPI upon conversion of the Series 8 Preferred Shares directly held by BSPI as reported herein) and (ii) 3,528,288 Class A Shares (delivered to the Employee Funds upon conversion of the Series 8 Preferred Shares directly held by the Employee Funds as reported herein), collectively representing approximately 18.50% of the outstanding Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of November 8, 2021, the Reporting Persons may be deemed to share beneficial ownership, of 20,948,746 Class A Shares (delivered to BSPI and the Employee Funds upon conversion of the Series 8 Preferred Shares directly held by BSPI and the Employee Funds), which constitutes approximately 18.50%  of the outstanding Class A Shares.”

This Amendment amends and restates the thirteenth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from September 9, 2021 through November 8, 2021.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed as Exhibit 99.2 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (filed as Exhibit 99.3 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.4
Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (filed as Exhibit 99.4 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (filed as Exhibit 99.5 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference)

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (filed as Exhibit 99.6 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.7
Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (filed as Exhibit 99.7 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

The Goldman Sachs Group, Inc.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Goldman Sachs & Co. LLC

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Philip Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn Ruemmler	Executive Vice President and Chief Legal Officer And General Counsel of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer Royal Dutch Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby, Christopher Nelson, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; Harsh Nanda is a citizen of India, David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan S. Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gaurav Seth	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC
Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony (Hagen)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC
Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Becker	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC
Beat Cabiallavetta	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrea Gift	Vice President	Managing Director of Goldman Sachs & Co. LLC
Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Midle	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph Sumberg	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles Cognata	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC

SCHEDULE III

The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) violated Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.